UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 30, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arrowhead Research Corporation

File No. 0-21898 - CF#27751

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        Arrowhead Research Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 20, 2011.

        Based on representations by Arrowhead Research Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through December 20, 2021
Exhibit 10.33	through December 20, 2021
Exhibit 10.35	through December 20, 2021
Exhibit 10.36	through October 29, 2019

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel